NEWS RELEASE

INTEROIL UPDATES ANTELOPE-1 SIDE TRACK TESTING

May 8, 2009 -- InterOil Corporation (IOC:NYSE) (IOC:POMSoX) today announced increased condensate recovery in the second side track of the Antelope-1 well. Drill Stem Test (DST) #11, performed over an interval from 7,529 feet to 7,700 feet (2,295 to 2,347 meters) in the Antelope-1ST2, recovered surges of between 25 to 100 barrels of condensate per million cubic feet of natural gas.  Antelope-1ST2 kicked out from the Antelope-1 wellbore at 6,726 feet (2,050 meters) on May 1st and reached the current total depth of 7,700 feet (2,347 meters) on May 5th.  The increased condensate-to-gas ratio indicated from this test, which was conducted deep in the hydrocarbon column confirms our original assumptions, which were based on observations from worldwide gas and condensate fields, and support our decision to case the well for further testing.

The formation in which the DST packer was set did not completely seal allowing gas from above to channel into the test interval, resulting in limited testing capability with these DST tools within the large open hole interval.  Given the encouraging results of the DST, the company has elected to case the well and isolate the 1,968 feet (600 meters) of gas pay behind pipe.  Forward plans are to drill out underbalanced to further test this zone and additional zones of interest in the lower portion of the Antelope reservoir with the improved isolation of a cased wellbore and without further contamination by drilling fluids during managed pressure drilling.

Analysis of the test pressure data and condensate by third parties is in progress.  The Company is in the early stages of evaluation and has not yet determined the final volume, and in particular whether condensate volumes would be sufficient to be commercially exploitable.

The Company is continuing to test the lower sections of the Antelope reservoir to further its understanding of the nature and volume of both condensate and oil in the reservoir and complete the original objective of testing for condensate-to-gas ratios and the possibility of an oil leg at the base of the gas column. No assurances can be given as to whether there will be sufficient volumes, that condensate or oil will ultimately be recoverable or of any future condensate or oil production.

InterOil News Release

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.
FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com The Woodlands, TX USA	Anesti@InterOil.com Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the proposed testing activities to be undertaken. In particular, this press release contains forward looking statements concerning testing activities in the Elk/Antelope field. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release